UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 1-12804
MOBILE MINI, INC. 401(K) PROFIT SHARING PLAN AND TRUST
(Full title of the Plan)

MOBILE MINI, INC.

(Name of the issuer of the securities held pursuant to the Plan)

7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Financial Statements
And
Supplemental Schedule

December 31, 2004 and 2003

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Mobile Mini, Inc . 401(K) Profit Sharing Plan and Trust as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
May 6, 2005

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits
as of December 31, 2004 and 2003

	2004	2003
Assets

Investments at fair value	$6,492,314	$4,542,333
Participant loans	300,489	169,650

Total Investments	6,792,803	4,711,983
Contributions receivable:
Participants	—	36,352
Employer	—	15,377

Total assets	6,792,803	4,763,712

Liabilities

Excess employee deferrals	11,350	—

Net Assets Available for Benefits	$6,781,453	$4,763,712

The accompanying notes are an integral part of these statements.	2

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2004

Additions to net assets attributed to:

Investment income (loss):
Net appreciation in fair value of investments	$1,337,902
Interest and dividends	61,853

Total investment income	1,399,755

Contributions
Participant	1,034,330
Company discretionary contributions	88,105

Total contributions	1,122,435

Total additions	2,522,190

Deductions from net assets attributed to:
Benefits paid to participants	504,449

Net increase in net assets available for benefits	2,017,741

Net assets available for benefits:
Beginning of year	4,763,712

End of year	$6,781,453

The accompanying notes are an integral part of these statements.	3

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description

The following is only a general description of the Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective August 1, 2004, the Company changed Trustees from Putnam Fiduciary Trust Company (“PFTC”), who also performed recordkeeping, custodial and administrative services for the Plan, to Capital Bank and Trust (“CB&T”). Concurrent with the change in Trustees, the Company engaged American Funds Distributors, Inc. to perform recordkeeping, custodial and administrative services for the Plan. The investment options prior and subsequent to the change in Trustees are listed below with how the investment options were mapped if unchanged by the participants.

PFTC Investment Options	CB&T Investment Options
Artisan International Funds	EuroPacific Growth Fund
The Oakmark Fund	PIMCO Renaissance Fund
Putnam Money Market Fund	INVESCO Stable Value Fund
Putnam American Government Income Fund	INVESCO Stable Value Fund
Putnam Asset Allocation Fund	American Balanced Fund
Putnam International Growth Fund	EuroPacific Growth Fund
The George Putnam Fund of Boston	Investment Company of America Fund
Putnam Investors Fund	Growth Fund of America Fund
Mobile Mini, Inc. (Company stock)	Mobile Mini, Inc. (Company stock)
New Investment Option	Oppenheimer Small Cap Value Fund
New Investment Option	Bond Fund of America

Other important changes to the Plan include (i) participants may now elect to contribute any percentage of their income provided the amounts do not exceed the annual federal limit; (ii) two new investment options added as noted above; (iii) employees may now enroll in the Plan any time after meeting eligibility requirements and no longer are required to wait for quarterly enrollment dates; and (iv) forfeitures are used to pay Plan expenses rather than being reallocated to the participants at the end of the Plan year.

Trustee The Plan has engaged CB&T (the “Trustee”) as Trustee to the Plan. The Plan has engaged American Funds Distributors, Inc., to provide recordkeeping, custodial and administrative services to the Plan and all Plan assets are held in trust with the Trustee.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 1 – Plan Description (continued)

Eligibility Employees are eligible to participate in the Plan upon meeting the following criteria: (1) one year of service; and (2) the completion of 1,000 hours of service in one year. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 601 and 560 participants in the Plan as of December 31, 2004 and 2003, respectively.

Contributions Participants may contribute any percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Services (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company matches, at its sole discretion, an annual profit sharing contribution of up to $500 per Participant. Participant contributions and Company matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company discretionary contribution, and Plan income (loss) and forfeitures of terminated Participants’ non-vested accounts. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The Company discretionary contribution to date has been invested solely in common stock of the Plan Sponsor and is considered non-participant-directed.

As of December 31, 2004, each Participant may elect to have his or her contributions invested in any one or any combination of nine investment funds. These funds include:

INVESCO Stable Value Fund which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

American Balanced Fund which seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.

American Funds EuroPacific Growth Fund which seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.

American Funds Investment Company of America Fund which seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

PIMCO Renaissance Fund which seeks long-term capital growth and current income.

American Funds Growth Fund of America which seeks long-term growth of capital through a diversified portfolio of common stocks.

American Funds Bond Fund of America which seeks as high a level of current income as consistent with preservation of capital.

Oppenheimer Small Cap Value Fund which seeks capital appreciation.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 1 – Plan Description (continued)

Mobile Mini, Inc. Common Stock which invests in the common stock of Mobile Mini, Inc.

As of December 31, 2003, and through July 31, 2004, each Participant may have elected to have his or her contributions invested in any one or any combination of seven investment funds. These funds include:

Putnam American Government Income Fund which invests in a wide array of government securities, many of which are backed by the full faith and credit of the U.S. Government.

Putnam Asset Allocation Fund which provides diversification to reduce risk by spreading assets across multiple asset classes and offers investors a flexible investment strategy that seeks strong returns over time.

Putnam International Growth Fund which is designed to serve investors seeking broad international exposure by investing in large and midsize companies in developed markets that offer a combination of growth potential and attractive stock prices.

Putnam Money Market Fund which is designed to provide dividends from a high-quality portfolio of short-term investments consistent with preservation of capital, maintenance of liquidity and stability of principal.

George Putnam Fund of Boston which pursues a balanced investment strategy that combines value stocks with bonds by providing capital growth and current income.

Putnam Investors Fund which targets companies believed to offer strong long-term growth potential and invests primarily in stocks of large, well-established companies from a broad range of industries.

Mobile Mini Inc. Common Stock which invests in the common stock of Mobile Mini, Inc.

Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the year ended December 31, 2004 and 2003, forfeited nonvested accounts totaled $13,569 and $3,246 respectively.

Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2004, the Company assumed all Plan administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 1 – Plan Description (continued)

income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

Loans to Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Participant loans as of December 31, 2004 and 2003 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2004, participant loans carried interest rates ranging from 5.00% to 10.50%, with maturities of ten years or less. Principal and interest is paid ratably through payroll deductions.

Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 — Significant Accounting Policies

Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2004 and 2003, respectively, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2004. Actual results could differ from those estimates.

Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.

Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by CB&T at December 31, 2004 and PFTC at December 31, 2003, respectively, based on net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.

Benefits Benefits are recorded when paid.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 3 — Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2004 and 2003:

	2004
INVESTCO Stable Value Fund	$504,790	*
American Funds Amer Balanced Fund	240,091
American Funds EuroPacific Growth Fund	796,893	*
American Funds Investment Company of America Fund	1,121,287	*
American Funds Growth Fund of America Fund	1,187,761	*
PIMCO Renaissance Fund	34,354
Oppenheimer Small Cap Value Fund	7,948
American Funds Bond Fund of America Fund	6,920
Participant Loans	300,489

	4,200,533

Company Stock

Participant-directed	1,873,797
Non-participant-directed	718,473

Total company stock	2,592,270	*

	$6,792,803

*	- Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $1,337,902 as follows

2004
Company Stock	$1,071,863
Mutual Funds	266,039

$1,337,902

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 3 – Investments (continued)

	2003
Putnam American Government Income Fund	$120,288
Putnam Asset Allocation Fund	159,162
Putnam International Growth Fund	721,784	*
Putnam Money Market Fund	246,825	*
George Putnam Fund of Boston	918,937	*
Putnam Investors Fund	935,599	*
Participant Loans	169,650

	3,272,245

Company Stock

Participant-directed	1,054,222
Non-participant-directed	385,516

Total company stock	1,439,738	*

	$4,711,983

*	- Represents 5% or more of investments in the Plan’s net assets at the indicated date.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 4 – Non-participant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to non-participant-directed investments for the year ended December 31, 2004 is presented as follows:

2004
Changes in non-participant-directed net assets:
Investment income	$284,044
Benefits paid	(55,652)
Company discretionary contributions	88,105

Increase in net assets	316,497

Net assets invested in Company stock:

Beginning of year	401,976

End of year	$718,473

Note 5 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2004 Plan year and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2004 and refunded in 2005 was $11,350.

The Plan successfully passed non-discrimination tests in accordance with the IRS regulations during the 2003 Plan year. Accordingly, no amounts were accrued to be refunded to participants at December 31, 2003.

Note 6 – Tax Status of the Plan

The Plan is a standardized prototype plan developed by the Trustee of the Plan. As such, the Plan can rely on the determination letter issued by the IRS to the Trustee. These letters stated the Plan, as designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 7 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Mobile Mini, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The entire 2004 employer discretionary contribution was invested in Mobile Mini, Inc. common stock.

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

As of December 31, 2004

		(c) Description of investment,
	(b) Identity of issue,	including maturity date,
	borrower, lessor,	interest rate, collateral,			(e) Current
(a)	or similar party	par or maturity value	(d) Cost		Value

*	American Funds	INVESTCO Stable Value Fund	$	***	$504,790

*	American Funds	American Balanced Fund		***	240,091

*	American Funds	EuroPacific Growth Fund		***	796,893

*	American Funds	Investment Company of America Fund		***	1,121,287

*	American Funds	Growth Fund of America		***	1,187,761

*	American Funds	PIMCO Renaissance Fund		***	34,354

*	American Funds	Oppenheimer Small Cap Value Fund		***	7,948

*	American Funds	Bond Fund of America		***	6,920

**	Mobile Mini, Inc.	Common stock of plan sponsor		1,410,109	2,592,270

**	Participant loans	Various rates of interest ranging from 5.00% to 10.50%, maturity dates through October 2013, and collateralized by the participant’s account balance.			300,489

					$6,792,803

*	-	Indicates a party-in-interest to the Plan for which statutory exemptions exist.

**	-	Investment qualifies as a party-in-interest to the Plan.

***	-	Investments are participant directed, therefore disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	MOBIL	E MINI, INC. 401(K) PROFIT SHARING AND TRUST

(Full Title of the Plan)

Date: June 24, 2005	By:	/s/ Lawrence Trachtenberg

Lawrence Trachtenberg
Executive Vice President,
Chief Financial Officer of Mobile Mini, Inc.